DRONE USA, INC.

16 Hamilton Street

West Haven, Connecticut 06516

August 11, 2017

Via Edgar Correspondence

Laura Nicholson, Esq.

Special Counsel

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Drone USA, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed July 26, 2017

File No. 000-55789

Dear Ms. Nicholson:

We have received your correspondence dated August 7, 2017. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

General

1. We note your disclosure that Mr. Antonelos resigned as a director and chief financial officer on July 10, 2017, and that Mr. Ferro was terminated by the Board for cause on July 7, 2017. Please revise your disclosure throughout your filing to reflect the departure of both Mr. Antonelos and Mr. Ferro. For example, it appears that the beneficial ownership table provided on page 53 and dated as of July 15, 2017 includes the shares held by Messrs. Antonelos and Ferro in the total number of shares held by all officers and directors as a group. Similarly, the table provided on page 54 and dated as of July 15, 2017 identifies Dennis Antonelos as Chief Financial Officer and Director, and identifies Paulo Ferro as Chief Strategy Officer and Director.

Response: We have revised the Form 10 in response to this comment.

Security Ownership of Certain Beneficial Owners and Management, page 53

2. We note your response to prior comment 6. Please provide the address for TCA in a separate column or a footnote to the table. Refer to Item 403(a) of Regulation S-K.

Response: We have amended the Form 10 to include the address of TCA.

We are filing on EDGAR for SEC access only a marked version of the Form 10 to reflect the changes referenced above in response to the SEC’s comment letter. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030. If you cannot reach him, please contact the undersigned at mike@droneusainc.com.

Sincerely,

/s/ Michael Bannon

Michael Bannon

cc: Ernest M. Stern, Esq. (w/encl.)

Encl.